Exhibit 99.1

voxeljet AG Reports Financial Results for the Second Quarter Ended June 30, 2016

Friedberg, Germany, August 11, 2016 — voxeljet AG (NYSE: VJET) (the “Company”, or “voxeljet”), a leading provider of high-speed, large-format 3D printers and on-demand parts services to industrial and commercial customers, today announced consolidated financial results for the second quarter ended June 30, 2016.

Highlights — Second Quarter 2016

•                  Total revenues increased 14.8% to kEUR 6,296 from kEUR 5,484

•                  Gross margin was 36.6% compared to 33.5% in the prior year quarter

•                  Systems revenues increased 97.4% to kEUR 3,815 from kEUR 1,933

•                  Services revenues decreased 30.1% to kEUR 2,481 from kEUR 3,551

•                  First inclusion into our consolidated accounts of our Chinese subsidiary, located in Suzhou, near Shanghai

•                  Lowered full year 2016 revenue guidance to between kEUR 24,000 and kEUR 25,000

Dr. Ingo Ederer, Chief Executive Officer of voxeljet, commented, “We are in the middle of executing on our Vision 2020 and we are making good progress. Our subsidiaries perform well and we start to take advantage of our global reach, although the ramp up is delayed. Our new production facility and research center at our headquarters in Friedberg are beginning to take shape. Regarding general business, we continue to operate in a complex economic environment with lower than anticipated customer adoption rates. With cash and short-term financial assets of around kEUR 28,000 at the end of the quarter, we are well prepared to execute on our Vision 2020 and to deliver long-term value to our shareholders.” Dr. Ederer continued, “Due to the current market demand, we change our full year 2016 guidance of revenues from between kEUR 28,000 and kEUR 30,000 to kEUR 24,000 and kEUR 25,000 for the Group.”

Second Quarter 2016 Results

Revenues for the second quarter of 2016 increased by 14.8% to kEUR 6,296 compared to kEUR 5,484 in the second quarter of 2015.

Revenues from our Systems segment, which focuses on the development, production and sale of 3D printers, increased 97.4% to kEUR 3,815 in the second quarter of 2016 from kEUR 1,933 in last year’s second quarter. The Company delivered six printers (three new and three used) in the second quarter of 2016, compared to three new printers delivered in last year’s second quarter. Systems revenues also include all revenues from consumables, spare parts and maintenance. Systems revenues represented 60.6% of total revenues in the second quarter of 2016 compared to 35.2% in last year’s second quarter.

Revenues from our Services segment, which focuses on the printing of on-demand parts for our customers, decreased 30.1%, to kEUR 2,481 in the second quarter of 2016 from kEUR 3,551 for the same quarter last year. This was mainly due to lower revenue contribution from our subsidiary voxeljet UK Ltd. (“voxeljet UK”), which was successfully restructured in late 2015. The revenue contribution of voxeljet UK was kEUR 244 compared to kEUR 1,360 in last year’s second quarter. Moreover, revenue contribution from the German operation for the second quarter of 2016 was slightly lower than in the last year’s same period, due to a lower number of orders. This was partially offset by a higher revenue contribution from our subsidiary voxeljet America Inc. (“voxeljet America”).

Cost of sales was kEUR 3,993 for the second quarter of 2016 compared to kEUR 3,650 for the second quarter of 2015.

Gross profit was kEUR 2,303 in the second quarter of 2016 compared to kEUR 1,834 in the second quarter of 2015. This was due to higher gross profit contributions from our German entity from both Systems and Services segments. Additionally gross profit contribution from voxeljet America improved significantly, whereas voxeljet UK, provided negative gross profit contributions. The lower gross margin contribution from voxeljet UK is due to a lower utilization ratio. Gross profit margin increased to 36.6% in the second quarter of 2016 from 33.5% in the second quarter of 2015. A main driver of the increase of gross margin was the release of certain accruals regarding the third tranche of the Long Term Cash Incentive Plan (“LTCIP”) as well as bonus, which improved gross margin by kEUR 311, whereas we recorded accruals for LTCIP and bonus of kEUR 147 in the last year’s same period. The release of accruals for LTCIP and bonus was due to the expectation, that the achievement of the underlying targets is no longer probable, based on our current 2016 forecasts.

Gross profit for our Systems segment increased to kEUR 1,112 in the second quarter of 2016 from kEUR 632 in the second quarter of 2015. The gross profit margin for this segment decreased to 29.1% in the second quarter of 2016 compared to 32.7% in the second quarter of 2015. The decrease resulted mainly from three of the six 3D printers sold in the second quarter of 2016 being equipped with new processes.  Products incorporating new processes typically contribute lower gross profit at the beginning of the product life cycle. In addition to that, two systems were sold to an educational institution. Those customers usually receive a higher discount compared to the list price. Furthermore, higher headcount costs related to our growth strategy led to lower gross profit. As of June 30, 2016, 75 people were employed in the Systems segment, compared to 49 as of June 30, 2015. This was partially offset by the release of accruals related to the LTCIP as well as bonus amounting to kEUR 183. In contrast to that, we recorded accruals for LTCIP and bonus of kEUR 92 in the last year’s same period.

Gross profit for our Services segment decreased to kEUR 1,191 in the second quarter of 2016 from kEUR 1,202 in the second quarter of 2015. The gross profit margin for this segment increased to 48.0% in the second quarter of 2016 from 33.8% in the second quarter of 2015. This was mainly related to higher gross profit margin contributions from the German entity as well as from voxeljet America. This was partially offset by negative gross profit contributions from voxeljet UK due to a lower utilization ratio. Gross profit margin highly depends on the degree of capacity utilization. A ramp-up in Services revenues would lead to a stronger gross profit margin. Gross margin was also impacted by the release of accruals for the LTCIP as well as bonus amounting to kEUR 128, compared to an accrual of kEUR 55 in the last year’s same period. As of June 30, 2016, 44 people were employed in the Services segment, compared to 35 as of June 30, 2015.

Selling expenses were kEUR 1,265 for the second quarter of 2016 compared to kEUR 1,743 in the second quarter of 2015. The decrease of kEUR 478 was a result of the release of accruals on LTCIP and bonus amounting to kEUR 132, whereas we recorded accruals for LTCIP and bonus of kEUR 92 in the last year’s same period. In addition to that, the commissions to third-party sales agents decreased to kEUR 42 in the second quarter of 2016 compared to kEUR 294 in the second quarter of 2015. As of June 30, 2016, 40 people were employed in the sales function, compared to 35 as of June 30, 2015.

Administrative expenses were kEUR 1,106 for the second quarter of 2016 compared to kEUR 1,097 in the second quarter of 2015. This slight increase of kEUR 9 was a result of higher consulting fees, due to ongoing IT projects, partially offset by the release of accruals for the LTCIP and bonus of kEUR 114. In the last year’s same period, we recorded accruals for LTCIP and bonus of kEUR 82. As of June 30, 2016, voxeljet employed 46 people performing administrative functions, and the number remained unchanged compared to June 30, 2015.

Research and development (“R&D”) expenses decreased to kEUR 1,049 in the second quarter of 2016 from kEUR 1,417. The decrease of kEUR 368 was mainly due to the restructuring of voxeljet UK, which resulted in the cancellation of research and development activities in UK. Moreover, accruals regarding the LTCIP and bonus of kEUR 261 were released, whereas we recorded accruals for LTCIP and bonus of kEUR 137 in the comparative period last year. Headcount in this function decreased at the end of the second quarter of 2016 by five to 50 employees compared to 55 at the end of the second quarter of 2015.

Other operating expenses in the second quarter of 2016 were kEUR 818 compared to kEUR 62 in the prior year period. This was mainly due to foreign currency losses amounting to kEUR 474 (Q2 2015: kEUR 19).

Other operating income was kEUR 327 for the second quarter of 2016 compared to kEUR 390 in the second quarter of 2015. This was mainly due to foreign currency gains of kEUR 95 in the second quarter of 2016 compared to kEUR 46 in the comparative period.

The changes in foreign currency losses and gains were primarily driven by the valuation of the intercompany loans granted by the parent company to our UK and U.S. subsidiaries. The loans are denominated in GBP and USD, respectively. The financial impact primarily reflects the weakening of the GBP in the second quarter of 2016 following the Brexit vote, compared to gains in the comparative period.

Operating loss was kEUR 1,608 in the second quarter of 2016, compared to an operating loss of kEUR 2,095 in the prior year period. Our operating loss in the second quarter of 2016 was a result of lower gross profit contribution from the Systems segment as well as a negative net impact from foreign exchange valuation amounting to kEUR 379 compared to a positive net impact of kEUR 27 in last year’s same period. This was partially offset by lower operating expenses incurred in R&D and sales and marketing. The operating loss was significantly impacted by the release of accruals regarding the LTCIP as well as bonus amounting to kEUR 818 in total, compared to accruals for LTCIP and bonus amounting to kEUR 459 in last year’s same period.

Financial result was negative kEUR 95 in the second quarter of 2016, compared to a financial result of negative kEUR 41 in the prior year period. The increase was mainly related to the release of other comprehensive income to finance expense due to the selling of portions of the bond funds.

Net loss for the second quarter of 2016 was kEUR 1,705 or EUR 0.46 per share, as compared to net loss of kEUR 2,136, or EUR 0.57 per share, in the second quarter of 2015.

Based on a conversion rate of five American Depositary Shares (“ADSs”) per ordinary share, net loss was EUR 0.09 per ADS for the six months ended June 30, 2016 compared to net loss of EUR 0.11 per ADS in the prior year period.

Six Months Ended June 30, 2016 Results

Revenues for the six months ended June 30, 2016 increased by 0.8% to kEUR 11,166 compared to kEUR 11,073 in the prior year period.

Systems revenues were kEUR 6,598 for the first six months of 2016 compared to kEUR 4,750 in last year’s period. The Company sold six new and three used and refurbished 3D printers during the first six months of 2016 compared to five new and two used 3D printers in the prior year period. Systems revenues represented 59.1% of total revenue for the six months ended June 30, 2016 compared to 42.9% for the same period a year ago.

Services revenues were kEUR 4,568 for the six months ended June 30, 2016 compared to kEUR 6,323 for the same period last year. This decrease was mainly due to the lower revenue contribution from our subsidiary voxeljet UK, which was restructured in late 2015 as well as lower year to date revenues from the German entity. After a weak first quarter of 2016 at the German operation, its revenues improved in the second quarter of this year.

Cost of sales for the six months ended June 30, 2016 was kEUR 7,532, an increase of kEUR 172, or 2%, over cost of sales of kEUR 7,360 for the same period in 2015.

Gross profit and gross margin for the six months ended June 30, 2016 were kEUR 3,634 and 32.5%, respectively, compared to kEUR 3,713 and 33.5% in the prior year period. A main impact on gross margin was the release of accruals regarding the LTCIP as well as bonus, which improved gross margin by kEUR 172, whereas we recorded accruals for LTCIP and bonus of kEUR 418 in the comparative period.

Gross profit for our Systems segment increased to kEUR 1,805 for the six months ended June 30, 2016 from kEUR 1,404 in the same period of 2015. The gross profit margin for this segment decreased to 27.4% compared to 29.6% for the prior period. The decrease resulted mainly from five of the nine 3D printers sold in the first half of 2016 being equipped with new processes and products. Incorporating new processes typically contribute lower gross profit at the beginning of the product life cycle. This was partially offset by the release of accruals for the LTCIP as well as bonus amounting to kEUR 93. In contrast to this, we recorded accruals of kEUR 252 in the last year’s same period.

Gross profit for our Services segment decreased to kEUR 1,829 for the six months ended June 30, 2016 from kEUR 2,309 in the same period of 2015. The gross profit margin for this segment increased to 40.0% from 36.5% in the last year’s same period. The increase in gross profit margin was primarily related to higher gross margin contributions from the German operation and voxeljet America. Gross margin also benefited from the release of accruals for the LTCIP as well as bonus amounting to kEUR 79. This compares to an accrual for LTCIP and bonus of kEUR 166 in the first half of 2015.

Selling expenses were kEUR 2,468 for the six months ended June 30, 2016 compared to kEUR 3,159 in the same period in 2015, a decrease of kEUR 691, or 21.9%. Administrative expenses decreased by kEUR 514 to kEUR 2,202 for the first six months of 2016 from kEUR 2,716 in the prior year period. The decrease in selling and administrative expenses were mainly driven by the restructuring of voxeljet UK last year as well as the release of accruals for the LTCIP and bonus of kEUR 87 and kEUR 63, respectively.  In contrast to that, selling and administrative expenses during the six months ended June 30, 2015 included the accruals on LTCIP and bonus of kEUR 250 and kEUR 207, respectively. Selling expenses also decreased due to lower commissions to third-party sales agents, which declined to kEUR 84 in the first half of 2016 compared to kEUR 506 in the last year’s same period. There were not yet significant impacts from the Chinese and Indian subsidiary to selling and administrative expenses.

R&D expenses decreased to kEUR 2,356 for the six months ended June 30, 2016 from kEUR 2,977 in the same period in 2015, a decrease of kEUR 621, or 20.9%. The decrease in R&D expenses in the first six months ended June 30, 2016 is due to the restructuring of voxeljet UK, which resulted in the cancellation of research and development activities in UK, but also from the release of accruals regarding the LTCIP and bonus of kEUR 156. In the last year’s same period accruals for LTCIP and bonus was amounted to kEUR 395.

Other operating expenses for the six months ended June 30, 2016 were kEUR 1,947 compared to kEUR 268 in the prior year period. This was mainly due to higher losses from foreign currency transactions amounting to kEUR 1,233 compared to kEUR 119 in the prior year period.

Other operating income was kEUR 644 for the six months ended June 30, 2016 compared to kEUR 1,846 in the prior year period. The decrease was mainly due to lower gains from foreign exchange transactions amounting to kEUR 132 compared to kEUR 970 in the last year’s same period and lower recognition of deferred income amounting to kEUR 148 compared to kEUR 377 in the last year’s same period.

The changes in foreign currency losses and gains were primarily driven by the valuation of the intercompany loans granted by the parent company to our UK and U.S. subsidiaries. The loans are denominated in GBP and USD, respectively. The financial impact primarily reflects the weakening of the GBP in the second quarter of 2016 following the Brexit vote, compared to gains in the comparative period.

Net loss for the six months ended June 30, 2016 was kEUR 4,819 or EUR 1.29 per share, as compared to net loss of kEUR 3,766, or EUR 1.01 per share, in the prior year period. This is based on a weighted average number of ordinary shares outstanding of 3.720 million for the first six months ended June 30, 2016. Compared the last year’s same period, the number of ordinary shares outstanding was unchanged. The net loss was significantly impacted by the release of accruals regarding the LTCIP as well as bonus amounting to kEUR 478 compared to an addition to LTCIP and bonus accruals of kEUR 1,270 in the first half year 2015.

Based on a conversion rate of five American Depositary Shares (“ADSs”) per ordinary share, net loss was EUR 0.26 per ADS for the six months ended June 30, 2016 compared to net loss of EUR 0.20 per ADS in the prior year period.

Business Outlook

We decreased our full year 2016 guidance of revenues from between kEUR 28,000 and kEUR 30,000 to between kEUR 24,000 and kEUR 25,000 for the Group.

Our revenue guidance for the third quarter of 2016 is in the range of kEUR 4,500 to kEUR 5,500.

The primary drivers of the Company’s revenues for the year ending December 31, 2016 are expected to be: (1) development of global Systems sales; (2) Services revenue contribution from our facility in Friedberg, Germany; (3) contribution from voxeljet America; (4) offset by a smaller revenue contribution from voxeljet UK after the restructuring in the fourth quarter of 2015; and (5) first contributions from our new subsidiaries in India and China.

Our total backlog of 3D printer orders as of June 30, 2016 was kEUR 4,209, which represents five 3D printers. This compares to a backlog of kEUR 5,613, representing nine 3D printers, as of December 31, 2015. As production and delivery of our printers generally varies and is characterized by lead times between in general three to nine months from order intake until delivery, the conversion rate of order backlog into revenue is dependent on the equipping process for the respective 3D printer as well as the timing of customers’ requested deliveries. The decrease of order backlog is due to lower market demand, which we are currently facing.

As of June 30, 2016, we had cash and cash equivalents of kEUR 12,877 and held kEUR 14,619 of investments in two bond funds and one note receivable which are included in current financial assets on our consolidated statements of financial position.

Webcast and Conference Call Details

The company will host a conference call and webcast to review the results for the second quarter on Friday, August 12th at 8:30 a.m. Eastern Time. Participants from voxeljet will include our Chief Executive Officer, Dr. Ingo Ederer, and our Chief Financial Officer, Rudolf Franz, who will provide a general business update and respond to investor questions.

Interested parties may access the live audio broadcast by dialing 1-877-705-6003 in the United States/Canada, or +1-201-493-6725 for international, Conference Title “voxeljet AG Second Quarter 2016 Financial Results Conference Call”. Investors are requested to access the call at least five minutes before the scheduled start time in order to complete a brief registration. An audio replay will be available approximately two hours after the completion of the call at 1-877-870-5176 or +1-858-384-5517, Replay Conference ID number 13641996. The recording will be available for replay through August 19, 2016.

A live webcast of the call will also be available on the investor relations section of the Company’s website. Please go to the website https://event.webcasts.com/starthere.jsp?ei=1104186 at least fifteen minutes prior to the start of the call to register, download and install any necessary audio software. A replay will also be available as a webcast on the investor relations section of the Company’s website.

Exchange rate

This press release contains translations of certain U.S. dollar amounts into euros at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from U.S. dollars to euros in this press release were made at a rate of USD 1.1032 to EUR 1.00, the noon buying rate of the Federal Reserve Bank of New York for the euro on June 30, 2016.

About voxeljet

voxeljet is a leading provider of high-speed, large-format 3D printers and on-demand parts services to industrial and commercial customers. The Company’s 3D printers employ a powder binding, additive manufacturing technology to produce parts using various material sets, which consist of particulate materials and proprietary chemical binding agents. The Company provides its 3D printers and on-demand parts services to industrial and commercial customers serving the automotive, aerospace, film and entertainment, art and architecture, engineering and consumer product end markets. For more information, visit http://www.voxeljet.de/en/.

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements concerning our business, operations and financial performance. Any statements that are not of historical facts may be deemed to be forward-looking statements. You can identify these forward-looking statements by words such as ‘‘believes,’’ ‘‘estimates,’’ ‘‘anticipates,’’ ‘‘expects,’’ ‘‘plans,’’ ‘‘intends,’’ ‘‘may,’’ ‘‘could,’’ ‘‘might,’’ ‘‘will,’’ ‘‘should,’’ ‘‘aims,’’ or other similar expressions that convey uncertainty of future events or outcomes. Forward-looking statements include statements regarding our intentions, beliefs, assumptions, projections, outlook, analyses or current expectations concerning, among other things, our results of operations, financial condition, business outlook, the industry in which we operate and the trends that may affect the industry or us. Although we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that forward-looking statements are not guarantees of future performance. All of our forward-looking statements are subject to known and unknown risks, uncertainties and other factors that are in some cases beyond our control and that may cause our actual results to differ materially from our expectations, including those risks identified under the caption “Risk Factors” in the Company’s Annual Report on Form 20-F and in other reports the Company files with the U.S. Securities and Exchange Commission, as well as the risk that our revenues may fall short of the guidance we have provided in this press release.  Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.

Contact

Investors and Media

Johannes Pesch

Manager, Investor Relations and Business Development

johannes.pesch@voxeljet.de

Office: +49 821 7483172

Mobile: +49 176 45398316

voxeljet AG
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Notes	6/30/2016	12/31/2015
		(€ in thousands)
		unaudited
Current assets		43,564	46,550
Cash and cash equivalents	7	12,877	2,086
Financial assets	7	14,619	31,746
Trade receivables		2,924	3,348
Inventories	3	11,220	7,841
Income tax receivables		54	54
Other assets		1,870	1,475

Non-current assets		22,906	23,570
Financial assets	7	206	206
Intangible assets	4	732	627
Goodwill	4	1,130	1,273
Property, plant and equipment	5	20,786	21,383
Other assets		52	81

Total assets		66,470	70,120

	Notes	6/30/2016	12/31/2015

Current liabilities		6,477	6,402
Deferred income		530	472
Trade payables		2,254	1,759
Financial liabilities	7	1,192	1,150
Income tax payable		1	—
Other liabilities and provisions	6	2,500	3,021

Non-current liabilities		2,139	2,249
Deferred income		236	397
Deferred tax liabilities		1	1
Financial liabilites	7	1,787	1,291
Other liabilities and provisions	6	115	560

Equity		57,854	61,469
Subscribed capital		3,720	3,720
Capital reserves		75,827	75,671
Accumulated deficit		(22,492)	(17,684)
Accumulated other comprehensive income (loss)		697	(238)
Equity attributable to the owners of the company		57,752	61,469
Non controlling interest		102	—
Total equity and liabilities		66,470	70,120

voxeljet AG
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (UNAUDITED)

		Three months ended June 30,		Six months ended June 30,
	Notes	2016	2015	2016	2015
		(€ in thousands except share and share data)
Revenues	8. 9	6,296	5,484	11,166	11,073
Cost of sales		(3,993)	(3,650)	(7,532)	(7,360)
Gross profit	8	2,303	1,834	3,634	3,713
Selling expenses		(1,265)	(1,743)	(2,468)	(3,159)
Administrative expenses		(1,106)	(1,097)	(2,202)	(2,716)
Research and development expenses		(1,049)	(1,417)	(2,356)	(2,977)
Other operating expenses		(818)	(62)	(1,947)	(268)
Other operating income		327	390	644	1,846
Operating loss		(1,608)	(2,095)	(4,695)	(3,561)
Finance expense		(97)	(47)	(127)	(150)
Finance income		2	6	5	10
Financial result		(95)	(41)	(122)	(140)
Loss before income taxes		(1,703)	(2,136)	(4,817)	(3,701)
Income taxes		(2)	—	(2)	(65)
Net loss		(1,705)	(2,136)	(4,819)	(3,766)

Other comprehensive income (loss)		327	(89)	935	(267)
Total comprehensive loss		(1,378)	(2,225)	(3,884)	(4,033)

Loss attributable to:
Owners of the Company		(1,694)	(2,136)	(4,808)	(3,766)
Non-controlling interests		(11)	—	(11)	—
		(1,705)	(2,136)	(4,819)	(3,766)

Total comprehensive loss attributable to:
Owners of the Company		(1,367)	(2,225)	(3,873)	(4,033)
Non-controlling interests		(11)	—	(11)	—
		(1,378)	(2,225)	(3,884)	(4,033)

Weighted average number of ordinary shares outstanding		3,720,000	3,720,000	3,720,000	3,720,000
Loss per share - basic/ diluted (EUR)		(0.46)	(0.57)	(1.29)	(1.01)

voxeljet AG
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

				Accumulated
				other
	Subscribed	Capital	Accumulated	comprehensive
(€ in thousands)	capital	reserves	deficit	income (loss)	Total equity
Balance at January 1 2015	3,720	75,671	(8,090)	(1)	71,300
Loss for the period	—	—	(3,766)	—	(3,766)
Net changes in fair value of available for sale financial assets	—	—	—	(101)	(101)
Foreign currency translations	—	—	—	(166)	(166)
Balance at June 30, 2015	3,720	75,671	(11,856)	(268)	67,267

	Attributable to the owners of the company
				Accumulated
				other
	Subscribed	Capital	Accumulated	comprehensive		Non controlling
(€ in thousands)	capital	reserves	deficit	income (loss)	Total	interest	Total equity
Balance at January 1 2016	3,720	75,671	(17,684)	(238)	61,469	—	61,469
Establishment of subsidiary with non controlling interest	—	—	—	—	—	113	113
Loss for the period	—	—	(4,808)	—	(4,808)	(11)	(4,819)
Net changes in fair value of available for sale financial assets	—	—	—	49	49	—	49
Foreign currency translations	—	—	—	886	886	—	886
Equity-settled share-based payment transaction	—	156	—	—	156	—	156
Balance at June 30, 2016	3,720	75,827	(22,492)	697	57,752	102	57,854

voxeljet AG
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Six months ended June 30,
	2016	2015
	(€ in thousands)
Cash Flow from operating activities

Net loss	(4,819)	(3,766)

Depreciation and amortization	1,256	1,495
Valuation adjustments	901	(308)
Equity-settled share-based payment transaction	256	—
Proceeds from customer loans	10	836
Changes in deferred income taxes	—	(213)
Deferred income	(208)	(27)

Change in working capital	(3,929)	183
Trade and other receivables and current assets	201	90
Inventories	(3,778)	(2,469)
Trade payables	495	758
Other liabilities and provisions	(848)	1,828
Income tax payable/receivables	1	(24)
Total	(6,533)	(1,800)

Cash Flow from investing activities

Proceeds from disposal of property, plant and equipment and intangible assets	—	1
Payments to acquire property, plant and equipment and intangible assets	(365)	(3,737)
Net proceeds from disposal of financial assets	17,126	1,939
Total	16,761	(1,797)

Cash Flow from financing activities

Repayment from bank overdrafts and lines of credit	(115)	(23)
Repayment of sale and leaseback obligation	(247)	(323)
Proceeds (repayment) of finance lease obligation	35	(326)
Proceeds (repayment) of long-term debt	865	(101)
Total	538	(773)

Net increase (decrease) in cash and cash equivalents	10,766	(4,370)

Cash and cash equivalents at beginning of period	2,086	8,031
Changes to cash and equivalents due to foreign exchanges rates	25	96
Cash and cash equivalents at end of period	12,877	3,757

Supplemental Cash Flow Information
Interest paid net	44	147

voxeljet AG

NOTES TO THE INTERIM FINANCIAL STATEMENTS

1. Preparation of financial statements

Our consolidated interim financial statements include the accounts of voxeljet AG, which is listed on the New York Stock Exchange, and its wholly-owned subsidiaries voxeljet America Inc, voxeljet UK Ltd., voxeljet India Pvt. Ltd. and, as an addition in the second quarter of 2016, voxeljet China Co., Ltd. (“voxeljet China”) which are collectively referred to herein as the ‘Group’ or the ‘Company.’

Our consolidated interim financial statements were prepared in compliance with all applicable measurement and presentation rules contained in International Financial Reporting Standards (‘IFRS’) as set forth by the International Accounting Standards Board (‘IASB’) and Interpretations of the IFRS Interpretations Committee (‘IFRIC’). The designation IFRS also includes all valid International Accounting Standards (‘IAS’); and the designation IFRIC also includes all valid interpretations of the Standing Interpretations Committee (‘SIC’). Specifically, these financial statements were prepared in accordance with the disclosure requirements and the measurement principles for interim financial reporting purposes specified by IAS 34.

The IASB issued a number of new IFRS standards which are required to be adopted in annual periods beginning after January 1, 2016.

Standard	Effective date	Descriptions
IAS 7	01/2017	Amendments Disclosure Initiative
IAS 12	01/2017	Amendments Recognition of Deferred Tax Assets for Unrealised Losses
IFRS 2	01/2018	Amendments Classifications and Measurement of Share-based Payments Transactions
IFRS 9	01/2018	Financial Instruments
IFRS 15	01/2018	Revenue from Contracts with Customers
IFRS 16	01/2019	Leases
IFRS 10, IAS 28	to be determined	Amendment Sale or Contribution of Assets between Investor and its Associate or Joint Venture

The Company has not yet determined what impact the new standards, amendments or interpretations will have on its financial statements.

The interim financial statements as of and for the six months ended June 30, 2016 and 2015 were authorized for issue by the Management Board on August 11, 2016.

2. Summary of significant accounting policies

The principal accounting policies applied in the preparation of these interim financial statements are set out in the Company’s financial statements as of December 31, 2015, which can be found in its Annual Report on Form 20-F that was filed with the U.S. Securities and Exchange Commission. These policies have been applied to all financial periods presented.

3. Inventories

	6/30/2016	12/31/2015
	(€ in thousands)
Raw materials	983	621
Work in progress	9,095	6,095
Finished goods	1,142	1,125
Total	11,220	7,841

4. Intangible assets and goodwill

	6/30/2016	12/31/2015
	(€ in thousands)
Software	308	279
Licenses	169	189
Prepayments made on intangible assets	255	159
Total	732	627

	6/30/2016	12/31/2015
	(€ in thousands)
Goodwill	1,130	1,273

The change in goodwill is related to foreign currency valuation.

5. Property, plant and equipment

	6/30/2016	12/31/2015
	(€ in thousands)
Land, buildings and leasehold improvements	12,108	12,167
Plant and machinery (includes assets under finance lease)	6,715	7,702
Other facilities, factory and office equipment	1,509	1,413
Assets under construction and prepayments made	454	101
Total	20,786	21,383

Leased assets included in Property, Plant and Equipment:	1,562	2,059
Printers	1,299	1,490
Printers leased to customers under operating lease	164	500
Other factory equipment	99	69

No impairment of non-financial assets was recorded in the six-months period ended June 30, 2016.

6. Other liabilities and provisions

	6/30/2016	12/31/2015
	(€ in thousands)
Customer deposits	1,110	1,300
Liabilites from VAT	185	32
Employee bonus	—	664
Accruals for management compensation	113	—
Accruals for vacation and overtime	359	110
Accruals for licences	142	183
Accruals for LTCIP	—	478
Liabilities from payroll	210	216
Others	496	598
Total	2,615	3,581

In April 2016 the employee bonus regarding the year 2015 was fully paid.

The decrease of accruals for employee bonus and LTCIP is based on management’s determination that the achievement of the underlying targets on both the third performance period of LTCIP and employee bonus plan is no longer probable, resulting in a release of kEUR 818 for the second quarter of 2016 and kEUR 478 for the six months ended June 30, 2016 to the consolidated statements of comprehensive loss.

7. Financial instruments

The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The fair value hierarchy defines the following levels:

•                  Level 1: Quoted prices of the respective financial asset or financial liability in active markets

•                  Level 2: Other directly observable input parameters which contribute to establishing the fair value based on a valuation model

•                  Level 3: Input parameters not based on observable market data

Under IAS 39 there are the following categories:

(I) A financial asset or financial liability at fair value through profit or loss

(II) Held-to-maturity investments

(III) Available-for-sale financial assets

(IV) Loans and receivables

(V) Financial liabilities measured at amortized cost

The fair values and carrying amounts of financial assets categorized as loans and receivables and available for sale securities as well as of financial liabilities for the considered reporting periods were as follows:

6/30/2016	I.	II.	III.	IV.	V.	Fair Value	Level

Assets

Non-current assets
Restricted cash	—	—	—	206	—	206	Level 1
Current assets
Bond funds	—	—	13,664	—	—	13,664	Level 1
Note receivable	—	—	955	—	—	955	Level 1
Cash and cash equivalents	—	—	—	12,877	—	12,877	Level 1

Liabilities

Non-current liabilities
Long-term debt	—	—	—	—	1,217	1,137	Level 2
Finance lease obligation	—	—	—	—	570	541	Level 2
Current liabilities
Bank overdraft	—	—	—	—	268	268
Long-term debt	—	—	—	—	401	397	Level 2
Finance lease obligation	—	—	—	—	523	515	Level 2

12/31/2015	I.	II.	III.	IV.	V.	Fair Value	Level

Assets

Non-current assets
Restricted cash	—	—	—	206	—	206	Level 1
Current assets
Customer loan	—	—	—	10	—	10	Level 2
Bond funds	—	—	30,661	—	—	30,661	Level 1
Note receivable	—	—	1,075	—	—	1,075	Level 1
Cash and cash equivalents	—	—	—	2,086	—	2,086	Level 1

Liabilities

Non-current liabilities
Long-term debt	—	—	—	—	545	520	Level 2
Finance lease obligation	—	—	—	—	746	701	Level 2
Current liabilities
Bank overdraft	—	—	—	—	384	384
Long-term debt	—	—	—	—	207	206	Level 2
Finance lease obligation	—	—	—	—	559	589	Level 2

The fair value of the Company’s investments in the bond funds was determined based on the unit prices quoted by the respective fund management company.

The fair value of long-term debt was determined using discounted cash flow models based on the relevant forward interest rate yield curves. The fair value of finance lease obligations was determined using discounted cash flow models on market interest rates available to the Company for similar transactions at the relevant date.

Due to their short maturity and the current low level of interest rates, the carrying amounts of credit lines and bank overdrafts approximate fair value.

8. Segment reporting

The following table summarizes segment reporting. The sum of the amounts of the two segments equals the total for the Group in each of the periods.

	Three months ended June 30,
	2016		2015
	(€ in thousands)
	SYSTEMS	SERVICES	SYSTEMS	SERVICES
Revenues	3,815	2,481	1,933	3,551

Gross profit	1,112	1,191	632	1,202
Gross profit in %	29.1%	48.0%	32.7%	33.8%

	Six months ended June 30,
	2016		2015
	(€ in thousands)
	SYSTEMS	SERVICES	SYSTEMS	SERVICES
Revenues	6,598	4,568	4,750	6,323

Gross profit	1,805	1,829	1,404	2,309
Gross profit in %	27.4%	40.0%	29.6%	36.5%

9. Revenues

The Group’s revenues by geographic region were as follows:

	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015
	(€ in thousands)		(€ in thousands)
EMEA	4,298	4,293	7,707	9,422
France	613	245	2,084	431
Germany	2,132	1,623	3,238	3,894
Great Britain	340	1,357	611	2,233
Others	1,213	1,068	1,774	2,864
Asia Pacific	1,489	933	2,506	1,138
Thailand	1,272	—	1,272	—
South Korea	110	843	209	923
Others	107	90	1,025	215
Americas	509	258	953	513
United States	509	258	953	513
Total	6,296	5,484	11,166	11,073